The information in this free writing prospectus is not complete and may be changed.

This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated August 31, 2010, and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 433 Registration No. 333-169119 May 17, 2011

US$[           ]

SYNTHETIC REFERENCE FX [STEP-UP] [FIXED RATE] NOTES DUE [           ]

Principal Amount:	US$	Issuer:	Barclays Bank PLC

Issue Price:		Series:	Global Medium-Term Notes, Series A
Original Trade Date:

Maturity Date:

The Maturity Date will be subject to postponement in the event of a Market Disruption Event, as described under “Consequences of a Market Disruption Event” in this free writing prospectus.

[ ]*

Final Valuation Date:  [      ], subject to postponement in the event of a Market Disruption Event as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement and under “Consequences of a Market Disruption Event” in this free writing prospectus.

FX Notional Amount per Note: [ ], which is the $[1,000] principal amount per note divided by the Initial FX Spot Rate, calculated as follows: $[1,000] FX Spot Rate
Original Issue Date:		Denominations:	Minimum denominations of US$[ ] and integral multiples of US$[ ] thereafter.
CUSIP/ISIN:
Business Day:	☐ New York ☐ London ☐ Euro ☐ Other (_________________)	Business Day Convention:	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☐ Unadjusted
Interest Rate Type (see Interest Rate Formula below):		Day Count Convention (or Fraction):
☐ Fixed Rate		☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252

US Dollar Per Reference FX:

☐       The U.S. dollar per Australian dollar (AUD/USD)

☐       The U.S. dollar per Brazilian real (BRL/USD)

☐       The U.S. dollar per British pound sterling (GBP/USD)

☐       The U.S. dollar per Canadian dollar (CAD/USD)

☐       The U.S. dollar per Chinese yuan (CNY/USD)

☐       The U.S. dollar per euro (EUR/USD)

☐       The U.S. dollar per Indian rupee (INR/USD)

☐       The U.S. dollar per Japanese yen (JPY/USD)

☐       The U.S. dollar per Mexican peso (MXN/USD)

☐       The U.S. dollar per New Zealand dollar (NZD/USD)

☐       The U.S. dollar per Russian ruble (RUB/USD)

☐       The U.S. dollar per Swedish krona (SEK/USD)

☐       The U.S. dollar per Swiss franc (CHF/USD)

☐       The U.S. dollar per Turkish lira (TRY/USD)

Interest Rate:

▪       [For each Interest Period commencing on or after the Original Issue Date, to but excluding [    ], the interest rate per annum will be equal to: [    ]% per annum

▪       For each Interest Period commencing on or after [    ], to but excluding [    ], the interest rate per annum will be equal to : [    ]% per annum

▪       For each Interest Period commencing on or after [    ], to but excluding [    ], the interest rate per annum will be equal to : [    ]% per annum]

▪       For each Interest Period commencing on or after [    ], to but excluding the Maturity Date, the interest rate per annum will be equal to :  [    ]% per annum

Interest Rate Formula:

On each Interest Payment Date, you will receive an amount in U.S. dollars, if any, equal to the product of (a) the FX Notional Amount per Note, (b) the applicable Interest Rate for the relevant Interest Period, (c) the FX Spot

*        At least 366 calendar days after the Original Issue Date.

Rate on the relevant Interest Valuation Date and (d) the Day Count Fraction, calculated as follows:

FX Notional Amount per Note  x  Interest Rate  x  FX Spot Rate  x   Day Count Fraction

If the Reference FX declines relative to the U.S. dollar over the term of the Notes, the interest payments on the Notes will decline, and, in the event that the Reference FX becomes worthless relative to the U.S. dollar, the interest payments will be zero.

Payment at Maturity:

On the Maturity Date, you will receive an amount in U.S. dollars, if any, equal to the FX Notional Amount per Note multiplied by the Final FX Spot Rate, calculated as follows:

FX Notional Amount per Note x Final FX Spot Rate

If the Reference FX declines relative to the U.S. dollar over the term of the Notes, you may lose some or all of your investment.

FX Spot Rate:

The Currency Exchange Rate for the specified Reference FX on the applicable Interest Valuation Date.  For more information regarding the methodology for determining the Currency Exchange Rate, see “Currency Exchange Rates” below.

Initial FX Spot Rate:

The Currency Exchange Rate for the specified Reference FX on the Original Trade Date.  For more information regarding the methodology for determining the Currency Exchange Rate, see “Currency Exchange Rates” below.

Final FX Spot Rate:

The Currency Exchange Rate for the specified Reference FX on the Final Valuation Date.  For more information regarding the methodology for determining the Currency Exchange Rate, see “Currency Exchange Rates” below.

Currency Business Day:

A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and Reference FX deposits) in the Principal Financial Centers applicable to the Reference FX and the United States dollar.  The Principal Financial Center for the United States Dollar is New York.  See “Currency Exchange Rates” below.

Interest Payment Dates:

☐ Monthly,                     ☐ Quarterly,                        ☐ Semi-Annually,                            ☐ Annually,

payable in arrears on [                        ], commencing on [                       ] and ending on the Maturity Date.

The Interest Payment Dates will be subject to postponement in the event of a Market Disruption Event, as described under “Consequences of a Market Disruption Event” in this free writing prospectus.

Interest Valuation Date:

[  ] Currency Business Days prior to the related Interest Payment Date, subject to postponement in the event of a Market Disruption Event as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and under “Consequences of a Market Disruption Event” in this free writing prospectus.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

[Variable Price Re-Offers:

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[   ] per $[1,000] principal amount, or [    ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[    ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.]

[Fixed Price Re-Offers:

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	%	%	%
Total	$	$	$

(1)                Barclays Capital Inc. will receive commissions from the Issuer equal to [      ]% of the principal amount of the notes, or $[      ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Your Investment in the Notes May Result in a Loss —The Notes do not guarantee any interest payments or return of principal.  The return on the Notes at maturity, if any, is linked to the performance of the Reference FX relative to the U.S. dollar and will depend on whether, and the extent to which, the Reference FX strengthens or weakens against the U.S. dollar on the Final Valuation Date. Because the principal payable on your Notes, if any, is based on the Final FX Spot Rate, the principal of your Notes is fully exposed to the depreciation of the Reference FX compared to the U.S. dollar on the Final Valuation Date.  Therefore, if the Reference FX declines in value relative to the U.S. dollar over the term of the Notes, you may lose some or all of your investment.

•                  Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the Reference FX or in securities that pay interest at a conventional floating rate or a fixed rate. Instead, the amount of interest payable on the Notes on each Interest Payment Date, if any, will be equal to the product of the FX Notional Amount per Note times the Interest Rate applicable to the relevant Interest Period times the FX Spot Rate applicable to the relevant Interest Valuation Date times the Day Count Fraction.  As a result, the amount of interest payable on each Interest Payment Date, if any, is dependent on whether, and the extent to which, the Reference FX has strengthened or weakened against the US dollar on the corresponding Interest Valuation Date relative to the Original Trade Date.  If on an Interest Valuation Date, the Reference FX has weakened significantly relative to the U.S. dollar, the amount of interest payable on the corresponding Interest Payment Date can be significantly lower than interest on other debt securities with the same maturity that are issued by us or an issuer with the same credit rating and can be zero (if the Reference FX becomes worthless relative to the U.S. dollar).   If the Reference FX has weakened relative to the U.S. dollar on each Interest Valuation Date, the Notes may pay a low interest rate throughout the term of the Notes and may pay no interest at all (if the Reference FX becomes worthless relative to the U.S. dollar).

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the

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economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Foreign Exchange Risk—The price relationship between two different currencies may be highly volatile and varies based on a number of interrelated factors, including the supply and demand for each currency, political, economic, legal, financial, accounting and tax matters and other actions that we cannot control.  Relevant factors include, among other things, the possibility that exchange controls could be imposed or modified, the possible imposition of other regulatory controls or taxes, the overall growth and performance of the local economies, the trade and current account balance between the relevant countries, market interventions by the central banks, inflation, interest rate levels, the performance of the global stock markets, the stability of the relevant governments and banking systems, wars, major natural disasters and other foreseeable and unforeseeable events.  In addition, the value of a currency may be affected by the operation of, and the identity of persons and entities trading on, interbank and interdealer foreign exchange markets. These factors may adversely affect the performance of the underlying Reference FX relative to the U.S. dollar and, as a result, the market value of the Notes, the amount of interest, if any, you will receive on each Interest Payment Date and the principal amount, if any, that is payable at maturity.

•                  Actions of Sovereign Governments—Currency exchange rates of most economically developed nations are “floating”, meaning the rate is permitted to fluctuate in value.  However, governments, from time to time, may not allow their currencies to float freely in response to economic forces.  Moreover, governments, including those of the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the currency exchange rates of their respective currencies.  Governments also may issue a new currency to replace an existing currency or alter the currency exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the Notes is that their liquidity, their value and the amount of principal or other amounts payable on your Notes could be affected by the actions of sovereign governments which could change or interfere with currency valuation and the movement of currencies across borders.  There will be no adjustment or change in the terms of the Notes in the event that currency exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of any other development affecting the relevant currencies.

•                  Notes Bearish on the U.S. dollar—If the U.S. dollar appreciates in value relative to the Reference FX on any Interest Valuation Date or the Final Valuation Date, as the case may be, any interest payment and any payment at maturity, as applicable, may be adversely affected.  In addition, any appreciation of the U.S. dollar relative to Reference FX may adversely affect the market value of the Notes.

•                  No Rights to Receive Foreign Currencies—The Notes will be paid in U.S. dollars and you will have no right to receive delivery of any other currency or futures contract relating to any other currency.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference FX on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Reference FX and the U.S. dollar;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

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•                  Emerging Markets Risk— An investment linked to emerging market currencies, which may include one or more Reference FX, involves many risks beyond those involved in an investment linked to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets, including especially political uncertainty and financial instability; the increased likelihood of restrictions on export or currency conversion in the emerging markets; the greater potential for an inflationary environment in the emerging markets; the possibility of nationalization or confiscation of assets; the greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and less liquidity in emerging market currency markets than in those of developed markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. Moreover, the emerging market economies may differ favorably or unfavorably from developed market economies in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•                  The Calculation Agent Can Postpone the Determination of the FX Spot Rate and the Final FX Spot Rate, any of the Interest Payment Dates and the Maturity Date, if a Market Disruption Event Occurs on any Valuation Date — If the Calculation Agent determines that a Market Disruption Event has occurred or is continuing with respect to the Reference FX on any Interest Valuation Date or the Final Valuation Date, such valuation date will be postponed until the first Currency Business Day which no market disruption event occurs or is continuing.  Such postponement may also result in a postponement of the corresponding Interest Payment Date or Maturity Date, as the case may be.   In no event, however, will any Interest Valuation Date be postponed past the originally scheduled corresponding Interest Payment Date, or if such originally scheduled Interest Payment Date is not a Currency Business Day, later than the first Currency Business Day after such originally scheduled Interest Payment Date, or will the Final Valuation Date be postponed past the originally scheduled Maturity Date, or if such originally scheduled Maturity Date is not a Currency Business Day, later than the first Currency Business Day after such originally scheduled Interest Payment Date.  If the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on such originally scheduled corresponding Interest Payment Date or the originally scheduled Maturity Date, as the case may be, the Calculation Agent will make an estimate of the FX Spot Rate or Final FX Spot Rate, as the case may be, that would have prevailed on such originally scheduled corresponding Interest Payment Date or originally scheduled Maturity Date, as the case may be, in the absence of the Market Disruption Event.  See “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement and under “Consequences of a Market Disruption Event” in this free writing prospectus.

HYPOTHETICAL INTEREST PAYMENT AND PAYMENT AT MATURITY CALCULATIONS

As described above, the Notes will pay interest, if any, on each Interest Payment Date calculated in accordance with the Interest Rate Formula.  In addition, the Payment at Maturity, if any, that the Notes will pay on the Maturity Date will be calculated as described above.

Interest Rate Calculation

The following illustrates the process by which the interest payment amount, if any, payable on any applicable Interest Payment Date is determined.

Step 1: Determine the FX Notional Amount per Note

The FX Notional Amount per Note is equal to the [$1,000] principal amount per Note in U.S. dollars divided by the Initial FX Spot Rate.   The Initial FX Spot Rate is equal to the Currency Exchange Rate for the specified Reference FX on the Original Trade Date, which is determined in accordance with the methodology set forth in “Currency Exchange Rates” below.

Step 2:  Determine the FX Spot Rate on the Applicable Interest Valuation Date

For each Interest Period, the Calculation Agent will determine the applicable FX Spot Rate for such Interest Period by calculating the FX Spot Rate on the relevant Interest Valuation Date.  The FX Spot Rate on any Interest Valuation Date is

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equal to the Currency Exchange Rate for the specified Reference FX on such Interest Valuation Date, which is determined in accordance with the methodology set forth in “Currency Exchange Rates” below.

Step 3: Calculate the Interest Payment Amount for each Interest Payment Date

For each Interest Period, the Calculation Agent will calculate the interest payment amount for the applicable Interest Payment Date by determining the product of the FX Notional Amount per Note times the Interest Rate that is applicable for the relevant Interest Period times the FX Spot Rate that is applicable for the relevant Interest Valuation Date times the applicable Day Count Fraction.   No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day, or if the Interest Payment Date is postponed because of the occurrence or continuance of a Market Disruption Event on the Interest Valuation Date, or is otherwise postponed.

Calculation of Payment Amount at MaturityThe following illustrates the process by which the Payment at Maturity, if any, is determined.

Step 1: Determine the FX Notional Amount per Note

The FX Notional Amount per Note is equal to the [$1,000] principal amount per Note in U.S. dollars divided by the Initial FX Spot Rate.   The Initial FX Spot Rate is equal to the Currency Exchange Rate for the specified Reference FX on the Original Trade Date, which is determined in accordance with the methodology set forth in “Currency Exchange Rates” below.

Step 2:  Determine the Final FX Spot Rate

The Final FX Spot Rate is equal to the FX Spot Rate on the Final Valuation Date.  The FX Spot Rate on the Final Valuation Date is equal to the Currency Exchange Rate for the specified Reference FX on the Final Valuation Date, which is determined in accordance with the methodology set forth in “Currency Exchange Rates” below.

Step 3:   Determine the Payment Amount at Maturity

The Payment Amount at Maturity is equal to the product of the FX Notional Amount per Note times the Final FX Spot Rate.  Because the Maturity Date is the final Interest Payment Date, in addition to the Payment Amount at Maturity you will receive an interest payment, if any, calculated in accordance with the Interest Rate Formula.

Example Interest Payment and Payment at Maturity Calculations

The following tables and examples illustrate the process by which the interest payment amount for hypothetical Interest Payment Dates and the Payment at Maturity are determined.  The table and examples set forth below are provided for illustration purposes only and do not purport to be representative of every possible scenario concerning increases or decreases in the FX Spot Rate over the term of the Notes.

The table and examples below assume the Notes are held until the Maturity Date and no Market Disruption Event with respect to the Reference FX has occurred or is continuing on each day during the hypothetical Interest Periods. The tables and examples below also do not take into account the effects of applicable taxes.

The following table illustrates the hypothetical interest payments on any Interest Payment Date assuming the FX Spot Rates on the related Interest Valuation Date as indicated in the table, Interest Rates applicable to the relevant Interest Period as indicated in the table, an Initial FX Spot Rate of .95 and an FX Notional Amount per Note of 1052.63 (the actual Initial FX Spot Rate, FX Notional Amount per Note and Interest Rate applicable for each Interest Period will be determined on the Original Trade Date). The table also assumes the Notes have semi-annual payments calculated using a 30/360 day count basis (such that the applicable Day Count Fraction for the semi-annual payment for the Interest Period will be 180/360).  Numbers in the table have been rounded for ease of analysis.

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FX Spot Rate	Interest Rate	Interest Amount in USD
0	1.00%	$0.00
0	3.00%	$0.00
0	5.00%	$0.00
0.15	1.00%	$0.79
0.15	3.00%	$2.37
0.15	5.00%	3.95
0.3	1.00%	$1.58
0.3	3.00%	$4.74
0.3	5.00%	$7.89
0.45	1.00%	$2.37
0.45	3.00%	$7.11
0.45	5.00%	$11.84
0.6	1.00%	$3.16
0.6	3.00%	$9.47
0.6	5.00%	$15.79
0.75	1.00%	$3.95
0.75	3.00%	$11.84
0.75	5.00%	$19.74
0.95	1.00%	$5.00
0.95	3.00%	$15.00
0.95	5.00%	$25.00
1.05	1.00%	$5.53
1.05	3.00%	$16.58
1.05	5.00%	$27.63
1.2	1.00%	$6.32
1.2	3.00%	$18.95
1.2	5.00%	$31.58

The following table illustrates the hypothetical return on the principal amount of the Notes at maturity assuming the Final FX Spot Rates on the Final Valuation Date as indicated in the table and an FX Notional Amount per Note of 1052.63.  The actual FX Notional Amount per Note will be determined on the Original Trade Date.  Numbers in the table have been rounded for ease of analysis.

Final FX Spot Rate	Payment at Maturity in USD[1]	Return on Principal Amount Per $1,000 Principal Amount[2]
-	$0.00	-100.00%
0.05	$52.63	-94.74%
0.10	$105.26	-89.47%
0.15	$157.89	-84.21%
0.20	$210.53	-78.95%
0.25	$263.16	-73.68%
0.30	$315.79	-68.42%
0.35	$368.42	-63.16%
0.40	$421.05	-57.89%
0.45	$473.68	-52.63%
0.50	$526.32	-47.37%
0.55	$578.95	-42.11%
0.60	$631.58	-36.84%
0.65	$684.21	-31.58%
0.70	$736.84	-26.32%
0.75	$789.47	-21.05%
0.80	$842.10	-15.79%

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Final FX Spot Rate	Payment at Maturity in USD[1]	Return on Principal Amount Per $1,000 Principal Amount[2]
0.85	$894.74	-10.53%
0.90	$947.37	-5.26%
0.95	$1,000	0.00%
1.00	$1052.63	5.26%
1.05	$1105.26	10.53%
1.10	$1157.89	15.79%
1.15	$1210.52	21.05%
1.20	$1263.16	26.32%
1.25	$1315.79	31.58%
1.30	$1368.42	36.84%
1.35	$1421.05	42.11%
1.40	$1473.68	47.37%

1 Payment at Maturity shown in the table does not include the interest amount that will be paid on the Maturity Date, which is the final Interest Payment Date).

2 The return on the principal amount is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $[1,000] principal amount Note (excluding interest payments) to $[1,000].

The following examples illustrate how interest payment amounts would be calculated for given hypothetical Interest Periods and how the Payment at Maturity is calculated.  For purposes of these examples, we have assumed that the Interest Rates in effect for the Interest Periods are the interest rates per annum specified in the tables below, the Notes have semi-annual Interest Payment Dates and that interest payments will be calculated using a 30/360 day count basis (such that the applicable Day Count Fraction for the semi-annual interest payments will be 180/360).  We have also assumed an FX Notional Amount per Note as indicated below, FX Spot Rates on the related Interest Valuation Date as indicated below and that the Notes will have a stated maturity as indicated below.  The actual FX Notional Amount per Note, Interest Rate in effect for each Interest Period and stated maturity for the Notes will be determined on the Original Trade Date.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate and/or the specified Reference FX. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.

Example 1:  The Notes have a hypothetical stated maturity of three years and a hypothetical FX Notional Amount per Note of 1052.63.  The Reference FX both strengthens and weakens against the U.S. dollar over the term of the Notes, as measured on semi-annual Interest Valuation Dates.  From the Original Trade Date to the Final Valuation Date, the Reference FX has appreciated relative to the U.S. dollar, with the FX Spot Rate increasing from an Initial FX Spot Rate of 0.95 on the Original Trade Date to a Final FX Spot Rate of 1.30 on the Final Valuation Date.

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Interest Valuation Date	FX Spot Rate	Interest Amount in USD	Interest Rate

For each Interest Payment Date, the interest amount is calculated as follows:

FX Notional Amount per Note x  Interest Rate (applicable to relevant Interest Period)  x  FX Spot Rate (as determined on relevant Interest Valuation Date)  x   Day Count Fraction

For example, the interest amount payable on the first interest payment date is calculated as follows:

1,052.63  x  3.00%  x  0.95  x   180/360 = $15.00

In Example 1, the investor receives a total of $124.07 in interest payments over the term of the Notes.

July 2011	0.95	$15.00	3.00%
January 2012	0.70	$12.89	3.50%
July 2012	0.45	$9.47	4.00%
January 2013	0.85	$20.13	4.50%
July 2013	1.10	$28.95	5.00%
January 2014 (Final Valuation Date)	1.30*	$37.63	5.50%
Sum of interest payments over the term of the Notes:		$124.07

* The FX Spot Rate on the Final Valuation is the Final FX Spot Rate, which is used to calculate the Payment at Maturity.

On the Maturity Date, the investor receives an amount in U.S. dollars equal to the FX Notional Amount per Note multiplied by the Final FX Spot Rate, calculated as follows:

FX Notional Amount per Note x Final FX Spot Rate

1,052.63 x 1.30 = $1,368.42

Also on the maturity date, which is the final Interest Payment Date, the investor receives the final interest amount.

In this example, principal and interest payments over the term of the Notes total $1,492.50 ($124.07 + $1,368.42).

Example 2: The Notes have a hypothetical stated maturity of five years and a hypothetical FX Notional Amount per Note of 1052.63.  The Reference FX both strengthens and weakens against the U.S. dollar over the term of the Notes, as measured on quarterly Interest Valuation Dates.  From the Original Trade Date to the Final Valuation Date, the Reference FX has depreciated relative to the U.S. dollar, with the FX Spot Rate decreasing from an Initial FX Spot Rate of 0.95 on the Original Trade Date to a Final FX Spot Rate of 0.50 on the Final Valuation Date.

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Interest Valuation Date	FX Spot Rate	Interest Amount in USD	Interest Rate

For each Interest Payment Date, the interest amount is calculated as follows:

FX Notional Amount per Note x  Interest Rate (applicable to relevant Interest Period)  x  FX Spot Rate (as determined on relevant Interest Valuation Date)  x   Day Count Fraction

For example, the interest amount payable on the first interest payment date is calculated as follows:

1,052.63  x  3.00%  x  0.90  x   180/360 = $14.21

In Example 2, the investor receives a total of $154.61 in interest payments over the term of the Notes.

July 2011	0.90	$14.21	3.00%
January 2012	1.10	$17.37	3.00%
July 2012	0.80	$14.74	3.50%
January 2013	0.85	$15.66	3.50%
July 2013	0.75	$15.79	4.00%
January 2014	0.70	$14.74	4.00%
July 2014	0.75	$17.76	4.50%
January 2015	0.65	$15.39	4.50%
July 2015	0.60	$15.79	5.00%
January 2016 (Final Valuation Date)	0.50*	$13.16	5.00%
Sum of interest payments over the term of the Notes:		$154.61

* The FX Spot Rate on the Final Valuation is the Final FX Spot Rate, which is used to calculate the Payment at Maturity.

On the Maturity Date, the investor receives an amount in U.S. dollars equal to the FX Notional Amount per Note multiplied by the Final FX Spot Rate, calculated as follows:

FX Notional Amount per Note x Final FX Spot Rate

1,052.63 x 0.50 = $526.32

Also on the maturity date, which is the final Interest Payment Date, the investor receives the final interest amount.

In this example, principal and interest payments over the term of the Notes total $ 680.93 ($154.61+ $526.32).

Example 3: The Notes have a hypothetical stated maturity of seven years and a hypothetical FX Notional Amount per Note of 1052.63.  The Reference FX both strengthens and weakens against the U.S. dollar over the term of the Notes, as measured on quarterly Interest Valuation Dates.  From the Original Trade Date to the Final Valuation Date, the Reference FX has depreciated relative to the U.S. dollar, with the FX Spot Rate decreasing from an Initial FX Spot Rate of 0.95 on the Original Trade Date to a Final FX Spot Rate of 0.20 on the Final Valuation Date.

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Interest Valuation Date	FX Spot Rate	Interest Amount in USD	Interest Rate

For each Interest Payment Date, the interest amount is calculated as follows:

FX Notional Amount per Note x  Interest Rate (applicable to relevant Interest Period)  x  FX Spot Rate (as determined on relevant Interest Valuation Date)  x   Day Count Fraction

For example, the interest amount payable on the first interest payment date is calculated as follows:

1,052.63  x  4.00%  x  0.85  x   180/360 = $17.89

In Example 2, the investor receives a total of $126.92 in interest payments over the term of the Notes.

July 2011	0.85	$17.89	4.00%
January 2012	0.85	$17.89	4.00%
July 2012	0.80	$16.84	4.00%
January 2013	0.75	$15.79	4.00%
July 2013	0.60	$12.63	4.00%
January 2014	0.50	$10.53	4.00%
July 2014	0.35	$7.37	4.00%
January 2015	0.40	$8.42	4.00%
July 2015	0.30	$6.32	4.00%
January 2016 (Final Valuation Date)	0.25	$5.26	4.00%
July 2016	0.15	$3.16	4.00%
January 2017	0.20	$4.21	4.00%
July 2017	0.15	$3.16	4.00%
January 2018 (Final Valuation Date)	0.20*	$4.21	4.00%
Sum of interest payments over the term of the Notes:		$133.68

* The FX Spot Rate on the Final Valuation is the Final FX Spot Rate, which is used to calculate the Payment at Maturity.

On the Maturity Date, the investor receives an amount in U.S. dollars equal to the FX Notional Amount per Note multiplied by the Final FX Spot Rate, calculated as follows:

FX Notional Amount per Note x Final FX Spot Rate

1,052.63 x 0.20 = $210.53

Also on the maturity date, which is the final Interest Payment Date, the investor receives the final interest amount.

In this example, principal and interest payments over the term of the Notes total $344.21 ($133.68+ $210.53).

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CONSEQUENCES OF A MARKET DISRUPTION EVENT

Consequences of Market Disruption Event occurring or continuing on an Interest Valuation Date

If the Calculation Agent determines that a Market Disruption Event occurs or is continuing on any day that would otherwise be an Interest Valuation Date, that Interest Valuation Date will be the first following Currency Business Day on which the Calculation Agent determines that a Market Disruption Event does not occur and is not continuing. In no event, however, will an Interest Valuation Date be postponed later than the originally scheduled Interest Payment Date that corresponds to such Interest Valuation Date, or if such originally scheduled Interest Payment Date is not a Currency Business Day, later than the first Currency Business Day after such originally scheduled Interest Payment Date. If the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on such originally scheduled Interest Payment Date, the Calculation Agent will make an estimate of the FX Spot Rate that would have prevailed on such originally scheduled Interest Payment Date in the absence of the Market Disruption Event.

If, due to a Market Disruption Event, an Interest Valuation Date is postponed, the corresponding Interest Payment Date will be postponed by the same number of Currency Business Days from but excluding the originally scheduled Interest Valuation Date to and including the actual Interest Valuation Date.  In no event will an Interest Payment Date be postponed by more than five Currency Business Days.

Consequences of Market Disruption Event occurring or continuing on the Final Valuation Date

If the Calculation Agent determines that a Market Disruption Event occurs or is continuing on any day that would otherwise be the Final Valuation Date, the Final Valuation Date will be the first following Currency Business Day on which the Calculation Agent determines that a Market Disruption Event does not occur and is not continuing. In no event, however, will the Final Valuation Date be postponed later than the originally scheduled Maturity Date, or if such originally scheduled Maturity Date is not a Currency Business Day, later than the first Currency Business Day after such originally scheduled Maturity Date. If the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on such originally scheduled Maturity Date, the Calculation Agent will make an estimate of the FX Spot Rate that would have prevailed on such originally scheduled Maturity Date in the absence of the Market Disruption Event.

If, due to a Market Disruption Event, the Final Valuation Date is postponed, the Maturity Date will be postponed by the same number of Currency Business Days from but excluding the originally scheduled Final Valuation Date to and including the actual Final Valuation Date.  In no event will the Maturity Date be postponed by more than five Currency Business Days.

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CURRENCY EXCHANGE RATES

The Currency Exchange Rate for the specified Reference FX on any day will equal the exchange rate as determined by the Calculation Agent by reference to the mechanics specified below:

U.S. Dollar Per Reference FX	Currency Exchange Rate Description	Principal Financial Center

The U.S. dollar per Australian dollar (AUD/USD)

The number of U.S. dollars that can be exchanged for one Australian dollar.  The AUD/USD exchange rate appears on Bloomberg screen WMCO1 to the right of the caption “AUD” under the caption “MID” at approximately 4 p.m., London time, on the relevant date.

Sidney and Melbourne
The U.S. dollar per Brazilian real (BRL/USD)

The number of U.S. dollars that can be exchanged for one Brazilian real.  The BRL/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “BRL” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

Brasília, Rio de Janeiro or São Paulo
The U.S. dollar per British pound sterling (GBP/USD)

The number of U.S. dollars that can be exchanged for one British pound sterling.  The GBP/USD exchange rate appears on Bloomberg screen WMCO1 to the right of the caption “GBP” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

London
The U.S. dollar per Canadian dollar (CAD/USD)

The number of U.S. dollars that can be exchanged for one Canadian dollar.  The CAD/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “CAD” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

Toronto
The U.S. dollar per Chinese yuan (CNY/USD)

The number of U.S. dollars that can be exchanged for one Chinese yuan.  The CNY/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “CNY” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

Beijing
The U.S. dollar per euro (EUR/USD)

The number of U.S. dollars that can be exchanged for one euro.  The EUR/USD exchange rate (EURUSD) appears on Bloomberg screen WMCO1 to the right of the caption “EUR” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

TARGET

FWP-11

U.S. Dollar Per Reference FX	Currency Exchange Rate Description	Principal Financial Center

The U.S. dollar per Indian rupee (INR/USD)

The number of U.S. dollars that can be exchanged for one Indian rupee.  The INR/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “INR” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

Mumbai
The U.S. dollar per Japanese yen (JPY/USD)

The number of U.S. dollars that can be exchanged for one Japanese yen.  The JPY/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “JPY” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Tokyo
The U.S. dollar per Mexican peso (MXN/USD)

The number of U.S. dollars that can be exchanged for one Mexican peso.  The MXN/USD exchange rate (MXNUSD) is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “MXN” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Mexico City
The U.S. dollar per New Zealand dollar (NZD/USD)

The number of U.S. dollars that can be exchanged for one New Zealand dollar.  The NZD/USD exchange rate appears on Bloomberg screen WMCO1 to the right of the caption “NZD” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date

Wellington and Auckland
The U.S. dollar per Russian ruble (RUB/USD)

The number of U.S. dollars that can be exchanged for one Russian ruble.  The RUB/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “RUB” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Moscow
The U.S. dollar per Swedish krona (SEK/USD)

The number of U.S. dollars that can be exchanged for one Swedish krona.  The SEK/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “SEK” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Stockholm
The U.S. dollar per Swiss franc (CHF/USD)

The number of U.S. dollars that can be exchanged for one Swiss franc.  The CHF/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “CHF” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Zurich

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U.S. Dollar Per Reference FX	Currency Exchange Rate Description	Principal Financial Center

The U.S. dollar per Turkish lira (TRY/USD)

The number of U.S. dollars that can be exchanged for one Turkish lira.  The TRY/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “TRY” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Istanbul

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UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent inconsistent therewith.  The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

We intend to treat the Notes as foreign currency notes subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Foreign Currency Notes” in the prospectus supplement.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

If the Notes provide for more than one fixed Interest Rate, the Notes will be treated as having “original issue discount” (“OID”) for U.S. federal income tax purposes in an amount equal to the excess of the aggregate interest payments on the Notes (determined in the Reference FX) over the aggregate minimum coupon amount that will be paid on the Notes (determined as if the lowest fixed Interest Rate that will be paid on the Notes were fixed throughout the term of the Notes).  In this case, in certain years, your taxable income in respect of the Notes may exceed the cash interest payments you receive.  See “U.S. Federal Income Tax Considerations—Original Issue Discount” in the prospectus supplement.

[Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for federal income tax purposes may differ from the amount you pay for the Notes or from their principal amount.  You may obtain the issue price of each Note by contacting Director – Structuring, Investor Solutions Americas at (212) 412-1101.  If you purchase the Notes for an amount that exceeds their issue price (as determined in the Reference FX), the Notes may have acquisition premium (determined in the Reference FX) and you may be entitled to reduce your OID inclusions in respect of the Notes.  See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement.  Any IRS Form 1099-OID you receive in respect of the Notes will not reflect any adjustment for acquisition premium, and you should consult your own tax advisor regarding the adjustment.]2

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Any loss in respect of the Notes exceeding $50,000 may be treated as a “reportable transaction” for U.S. federal income tax purposes as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Treasury Regulations Requiring Disclosure of Reportable Transactions” in the prospectus supplement.

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

2               To be included if the Notes may be “variable price re-offers.”

FWP-14

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

FWP-16

US$

BARCLAYS BANK PLC

SYNTHETIC REFERENCE FX [STEP-UP] [FIXED RATE] NOTES DUE [           ]

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010)